UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-               .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI PROPERTY INC.

Date: January 27, 2020	By:	/s/ Yu Zhang
Name: Yu Zhang
Title: Chief Financial Officer

FOURTH QUARTER NEWS RELEASE

NAM TAI PROPERTY INC.

Reports Q4 2019 Results

SHENZHEN, PRC – January 27, 2020 – Nam Tai Property Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTP) today announced its unaudited results for the fourth quarter ended December 31, 2019.

KEY HIGHLIGHTS

(In thousands of US dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Twelve Months Results
	Q4 2019	Q4 2018	YoY(%)(a)	12M 2019	12M 2018	YoY(%)(a)
Operating income	$839	$486	72.6%	$2,965	$493	501.4%
Net operating income	$367	$413	(11.1)%	$1,609	$420	283.1%
Operating loss	$(4,596)	$(3,550)	—	$(17,235)	$(20,795)	—
% of operating income	(547.8)%	(730.5)%		(581.3)%	(4218.0)%
per share (diluted)	$(0.12)	$(0.09)	—	$(0.45)	$(0.55)	—
Net loss	$(2,093)	$(6,280)	—	$(13,566)	$(13,254)	—
% of operating income	(249.5)%	(1292.2)%		(457.5)%	(2688.4)%
Basic loss per share	$(0.05)	$(0.16)	—	$(0.35)	$(0.35)	—
Diluted loss per share	$(0.05)	$(0.16)	—	$(0.35)	$(0.35)	—
Weighted average number of shares (’000)
Basic	38,585	38,643		38,331	37,826
Diluted	38,585	38,643		38,331	37,826

Notes:

(a)	Percentage change is not applicable if either of the two periods contains a loss or no amount.

	As of December 31,	As of December 31,
	2019	2018
Cash and cash equivalents(a)	$130,218	$62,919
Short term investments(b)	$—	$46,952
Real estate properties under development, net	$251,896	$171,610
Property, plant and equipment, net	$26,758	$27,442
Right of use assets	$4,078	$—
Deferred income tax assets	$1,703	$—
Total assets	$426,173	$318,107
Accounts payable	$36,676	$87,214
Advance from customers	$68,639	$255
Short term bank loan	$1,433	$—
Current portion of lease liabilities	$529	$—
Noncurrent portion of lease liabilities	$3,642	$—
Current portion of long term bank loans	$2,234	$—
Long term bank loans	$94,119	$—
Total shareholders’ equity	$215,176	$227,891
Total number of common shares issued	38,632	38,187

Notes:

(a)	Cash and cash equivalents include all cash balances and certificates of deposit having a maturity date of three months or less upon acquisition.
(b)

Short term investments include all highly liquid investments with original maturities of greater than three months and less than 12 months. Investments that are expected to be realized in cash during the next 12 months are also included in short term investments.

SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2019

Key Highlights of Financial Position

	As at December 31,	As at December 31,
	2019	2018
Ratio of cash(a) to current liabilities	1.16	1.22
Current ratio(b)	1.24	1.29
Ratio of total assets to total liabilities	2.02	3.53
Return on equity	(6.1)%	(5.6)%
Ratio of total liabilities to total equity	0.98	0.40

Notes:

(a)	Cash in this financial ratio include cash, cash equivalents and short term investments.
(b)	Current ratio means all current assets, including prepaid expenses and other receivables, divided by all current liabilities.

FINANCIAL RESULTS

Net Operating Income

Net operating income for the fourth quarter of 2019 was $0.4 million compared to $0.4 million in the fourth quarter of 2018. Operating income for the fourth quarter of 2019 mainly consisted of rental income of $0.7 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Net operating income for the twelve months of 2019 was $1.6 million compared to $0.4 million in the twelve months of 2018. Operating income for the twelve months of 2019 mainly consisted of rental income of $2.5 million from the existing factory buildings located on the sites of Inno Valley and Wuxi.

Operating Loss

Operating loss for the fourth quarter of 2019 was $4.6 million compared to an operating loss of $3.6 million in the fourth quarter of 2018. Operating loss for the fourth quarter of 2019 mainly consisted of general and administrative expenses of $3.9 million and selling and marketing expenses of $1.1 million, which were offset in part by our net operating income of $0.4 million for the period. Operating loss for the fourth quarter of 2018 mainly consisted of general and administrative expenses of $3.5 million and selling and marketing expenses of $0.5 million, which were offset in part by our net operating income of $0.4 million for the period.

Operating loss for the twelve months of 2019 was $17.2 million compared to an operating loss of $20.8 million in the twelve months of 2018. Operating loss for the twelve months of 2019 mainly consisted of general and administrative expenses of $12.4 million and selling and marketing expenses of $6.5 million, which were offset in part by our net operating income of $1.6 million for the period. The expenses mainly included salary and benefits of $8.6 million, and accrued apartment rental commission of $3.9 million. Operating loss for the twelve months of 2018 mainly consisted of general and administrative expenses of $20.4 million, including accrual of compensation for loss of office of $3.7 million for the retirement of a senior officer, stock option compensation expenses of $2.9 million for certain officers and employees, salary and benefits of $6.6 million, depreciation of $3.7 million and audit, legal and professional fees of $1.4 million, which is offset by the net operating income of $0.4 million.

Net Loss

Net loss for the fourth quarter of 2019 was $2.1 million compared to net loss of $6.3 million in the fourth quarter of 2018. Net loss for the fourth quarter of 2019 mainly consisted of operating loss of $4.6 million, which was offset in part by interest income of $0.4 million earned from time deposits, deferred income tax credit of $1.7 million and other net income of $0.4 million. Net loss for the fourth quarter of 2018 mainly consisted of a net operating loss of $3.6 million and a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory, which were offset in part by interest income of $1.0 million earned from time deposits.

Net loss for the twelve months of 2019 was $13.6 million compared to net loss of $13.3 million in the twelve months of 2018. Net loss for the twelve months of 2019 mainly consisted of operating loss of $17.2 million and other net loss of $0.4 million, which were offset in part by interest income of $2.4 million and deferred income tax credit of $1.7 million. Net loss for the twelve months of 2018 mainly consisted of a net operating loss of $20.8 million and a loss of $4.1 million related to the disposal of certain fixed assets in our Wuxi factory; which were offset in part by a gain of $6.8 million on the disposal of an office property in Hong Kong, interest income of $5.6 million earned from time deposits and other net loss of $0.7 million.

Cash, Cash Equivalents and Short-term Investment

Cash, cash equivalents and short-term investment increased by $20.3 million in the twelve months of 2019 from $109.9 million as of December 31, 2018 to $130.2 million as of December 31, 2019. This increase was mainly due to the payment of $134.6 million for real estate properties under development which was offset by $68.3 million advance from customers and $96.4 million long term bank loans obtained in 2019.

Real Estate Properties under Development, Net

Real estate properties under development increased by $80.3 million in the twelve months of 2019 from $171.6 million as of December 31, 2018 to $251.9 million as of December 31, 2019. This increase consisted of $80.3 million for the construction of both Nam Tai Inno Park and Nam Tai Technology Center.

Right of use assets

Right of use assets increased by $4.1 million in 2019. The increase was mainly due to the recognition of right of use assets for Nam Tai • Tang Xi Technology Park and Hong Kong office, which were $3.6 million and $0.5 million respectively, in accordance with Accounting Standards Codification (“ASC”) 842 Leases which became effective January 1, 2019.

Deferred income tax assets

Deferred income tax assets increased by $1.7 million in 2019. No deferred income tax assets existed at the beginning of 2019. The increase was mainly due to the accumulated loss of $6.8 million incurred during the construction of Nam Tai Technology Center, which is expected to be utilized in the next five years.

Accounts Payable

Accounts payable decreased by $50.5 million in the twelve months of 2019 from $87.2 million as of December 31, 2018 to $36.7 million as of December 31, 2019. This decrease mainly consisted of accrued payables for the completed construction of both Nam Tai Inno Park and Nam Tai Technology Center.

Advance from Customers

Advance from customers increased by $68.3 million in the twelve months of 2019 from $0.3 million as of December 31, 2018 to $68.6 million as of December 31, 2019. This increase was mainly attributed to $68.3 million in prepaid rent received from customers of Nam Tai Inno Park.

Lease liabilities

Lease liabilities increased by $4.2 million in 2019. The increase was mainly due to the recognition of lease liabilities for Nam Tai • Tang Xi Technology Park and the Hong Kong office, which were $3.7 million and $0.5 million respectively, according to ASC842 Leases.

Short term bank loan

Short term bank loan increased by $1.4 million in the twelve months of 2019. No short term bank loan existed at the beginning of 2019. The increase was mainly due to the $1.4 million loan from China Everbright Bank for Nam Tai Technology Center.

Long term bank loans

Long term bank loan increased by $96.4 million in the twelve months of 2019. No long term bank loan existed at the beginning of 2019. The increase was mainly due to the $73 million loan from Bank of China for Nam Tai Inno Park, $7.2 million loan from Bank of Beijing, $12 million loan from Shenzhen Rural Commercial Bank for Nam Tai Technology Center and $4.2 million loan from Industrial Bank for Nam Tai Inno Valley.

Liquidity and Capital Resources

As of December 31, 2019, we had a total cash balance of $130.2 million. According to our project development plan, project investment for the first quarter of 2020 is estimated to be $22.2 million. The total project investment for 2020 is estimated to be $93.6 million.

With respect to the financing of Nam Tai Technology Center, Nam Tai Investment (Shenzhen) Co., Ltd. ("Nam Tai Investment"), a wholly-owned subsidiary of the Company, entered into a credit agreement with Baoan Branch of Shenzhen Rural Commercial Bank ("Shenzhen Rural Commercial Bank") in October 2019 for a credit facility of RMB1 billion with a period of five years for the construction of Nam Tai Technology Center. The credit facility was secured by the land of Nam Tai Technology Center and 100% equity of Nam Tai Investment. Zastron Electronic (Shenzhen) Co., Ltd. ("Zastron Electronic "), our wholly-owned subsidiary, also provided a guarantee. As of December 31, 2019, we had withdrawn RMB84 million from Shenzhen Rural Commercial Bank. The credit facility with Shenzhen Rural Commercial Bank was a key step in ensuring the construction progress of Nam Tai Technology Center.

With respect to the financing of Nam Tai Inno Park, after entering into the financing package with Bank of China in September 2019, we had drawn down RMB509.9 million for the construction of Nam Tai Inno Park.

With respect to other financing activities, Zastron Electronic entered into a project loan agreement with Zhuhai Branch of Xiamen International Bank (“Xiamen International Bank”) in January 2020 for a loan facility of RMB110 million with a period of two years. This loan was secured by the buildings and the related land use right (land parcel number: A116-0018) which is located in the Namtai Road, Gushu Community, Xixiang Township, Baoan District, Shenzhen City and Nam Tai Investment provided jointly liability guarantee. In addition, we also entered into two other loan agreements with two separate financial institutions in the second half of 2019 for loan facilities of RMB30 million and RMB10 million, respectively, to be used as general working capital. The two loans were guaranteed by a third-party guarantee company, secured by our office properties in Qianhai, Shenzhen, and guaranteed by several of our subsidiaries. These loans have increased the Company's liquidity and expanded its sources of financing.

Please see the Company’s Condensed Consolidated Statements of Comprehensive Income for further details. The information contained herein has also been published on the Company’s website at https://www.namtai.com/quarterly/index.html.

RECENT DEVELOPMENTS

The development of our projects in Guangming and Gushu, Shenzhen, continue to proceed as planned.

For Nam Tai Inno Park (“Inno Park”), construction continued smoothly in the fourth quarter of 2019. In December 2019, the Company received the Construction Acceptance Reports of Inno Park, which demonstrated the capabilities of the Company in developing large-scale technology parks. In the fourth quarter, we held various industrial events in Inno Park, strengthening our brand image as a technology park operator, establishing contacts with potential technology enterprise tenants, and deepening the relationships with our partners. These industrial activities included the "Nam Tai Sub-Forum of 2019 Greater Bay Area Conference on Robotics and Artificial Intelligence" held in November 2019 and the "Private Advisory Board of Shenzhen Big Data and Artificial Intelligence Industry Alliance" held in December 2019. In addition, Nam Tai Inno Park won the “Technology Park Award of Guangdong High-tech Enterprise Kunpeng Award” from the Guangdong High-tech Industry Chamber of Commerce, affirming the quality of our technology park. As of December 31, 2019, we had leased approximately 34,848 square meters of Inno Park to tenants.

Nam Tai Inno Park was highly recognized by high-tech corporate tenants. In January 2020, we signed lease contracts with Taihang Automobile Company Limited, a new energy automobile company, for the lease of our office and commercial units. Taihang Automobile plans to set up its Shenzhen headquarter in Inno Park. The signing of the contracts and the introduction of a new economy enterprise reflected the market's high recognition of our project and operating capabilities, and also strengthened our brand image as a leading technology park operator.

Nam Tai Sub-Forum of 2019 Greater Bay Area Conference on Robotics and Artificial Intelligence

In November 2019, Nam Tai (Shenzhen) Industrial Operation Management Co., Ltd. (“Nam Tai Industrial Operation”), a wholly-owned subsidiary of the Company, co-hosted the sub-forum of "AI + Big Data Special Field - Development Trend and Application" in Shenzhen, together with China International Conference Center for Science and Technology, Shenzhen Association for Science and Technology as well as Shenzhen Industry-University-Research Institute Collaboration Association. Hosted by Professor Wang Zhidong from Chiba University of Technology in Japan, this forum was well-attended by prominent participants, including Huawei Altas Ecological Development Department, iFLYTEK Co., Ltd., Beijing Shenxing Technology Co., Ltd., Orbbec, Autox and the School of Computer Science and Technology of Harbin Institute of Technology (Shenzhen). At this sub-forum, the "Shenzhen Big Data and Artificial Intelligence Industry Alliance", jointly hosted by enterprises and organizations including Nam Tai Industrial Operation, Harbin Institute of Technology Shenzhen and Shenzhen Industry-University-Research Institute Collaboration Association, was proposed to be established.

Private Advisory Board of Shenzhen Big Data and Artificial Intelligence Industry Alliance

In December 2019, the Private Advisory Board of Shenzhen Big Data and Artificial Intelligence Industry Alliance was successfully held in Nam Tai Inno Park by Nam Tai Industrial Operation, in conjunction with Shenzhen Industry-University-Research Institute Collaboration Association, Southern University of Science and Technology. During the forum, Professor Ren Rongwei from School of Management in Sun Yat-sen University shared his research on the cutting-edge trends of AI in the United States. Other participants included scholars from Harbin Institute of Technology Shenzhen and management from over 20 technology companies in Shenzhen and Shanghai.

Progress on Nam Tai Technology Center

We continued to advance the construction of the main structure of Nam Tai Technology Center in the fourth quarter of 2019. At present, the garden landscape, exhibition hall and lobby in the exhibition area are under construction. In addition, the Company obtained “Payment Certificate of Land Price” and “Property Ownership Certificate” in September and November 2019, respectively, after paying the additional land premium of Nam Tai Technology Center. These key documents were essential for obtaining bank credit facilities.

Update on Nam Tai Inno Valley

As at December 31, 2019, the percentage of leased space at the Nam Tai Inno Valley (“Inno Valley”) had maintained at approximately 89.2%, equivalent to approximately 33,033 square meters. In the fourth quarter of 2019, we continued to improve the operational level of Inno Valley and provide industrial support services for our enterprise tenants in the park. In this quarter, we held three industrial events in Inno Valley, including the "Nam Tai Inno Valley Smart Nam Tai App Promotion Conference" in October 2019, the "Unknown Convenience for Corporate Bank Financing" in November 2019, and the "Senior Economist Training" in December 2019.

As for our Wuxi facilities, we leased out the facilities and delivered them to a third party in February 2019.

Other Project Expansion

As for Nam Tai • Tang Xi Technology Park, we started the optimization and renovation in September 2019, and opened it for leasing in the fourth quarter of 2019. As of December 31, 2019, the leased space at Nam Tai • Tang Xi Technology Park had reached 1,737 square meters.

In addition, the Company continued to add asset-light operation projects and expand our business in the Yangtze River Delta Economic Zone. In December 2019, we entered into a leasing agreement with a third party and rented a number of units located in Lanqiao International Building, Century Avenue, Pudong, Shanghai, with a total leased floor area of approximately 3,981 square meters for a period of nine years. The project has been re-named as “Nam Tai • U-Creative Space (Lujiazui)”, with a focus on attracting enterprise tenants in finance, design, consulting, advertising, technology innovation, among other industries.

Policy Update

In terms of policy development, the Commission of Shenzhen Municipality and General Office of Shenzhen Municipal People's Government issued the “Action Plan to Build Shenzhen Pilot Demonstration Area of Socialism with Chinese Characteristics (2019-2025)” (the “Action Plan”) in December 2019. The Action Plan proposes a new round of innovation-driven development strategies, including the comprehensive promotion of the Science City in Guangming District. In addition, it also aims to develop a new generation IT industry with a focus on 5G-related technologies. We will pay close attention to the positive impacts of the Action Plan in Guangming District and to the potential development opportunities in the region.

The Ministry of Housing and Urban-Rural Development, National Development and Reform Commission, Ministry of Public Security, China Quality Certification Center, the China Banking and Insurance Regulatory Commission and Cyberspace Administration of China also issued the “Opinions on Rectifying and Regulating the Order of the Housing Rental Market” (the “Opinions”) in December 2019. According to the Opinions, the relevant ministries should formulate policies for transforming idle commercial office buildings, industrial plants and other non-residential buildings into rental housing in accordance with laws and regulations. The buildings, which are renovated for rental purpose, should meet the requirements of construction, fire control and other relevant regulations. We will continue to monitor on the policy changes and evaluate the opportunities that may arise.

OUTLOOK

Looking back on the economic environment and policies of China in 2019, the national economy was generally stable, with a year-on-year growth of 6.2% in the first three quarters of 2019, a year-on-year growth of 5.6% in the industrial sector adding value above designated scale nationwide and a year-on-year growth of 7.1% in the sales of commercial housing. The GDP of Shenzhen in the first three quarters increased by 6.6% year on year. Earlier in 2019, the Central People's Government of China and the State Council issued the “Outline Development Plan for the Guangdong-Hong Kong-Macao Greater Bay Area” in February 2019 and “Opinions on Supporting Shenzhen to Build a Pilot Demonstration Area of Socialism with Chinese Characteristics” in August 2019, which outlined the direction for future development of the Greater Bay Area. A stable economic environment and favorable policies will help us to explore long-term opportunities in China.

The Company will actively seek out development opportunities in the Greater Bay Area, and China's first-tier and second-tier cities. In addition to the existing technology park development and operation businesses, we will also actively explore business opportunities for the development of residential and commercial properties. We believe that our commercial and financial status will be more balanced by combining the development and sales of asset-heavy projects with the operation and leasing of asset-light projects.

In 2020, we will continue to promote the leasing of Nam Tai Inno Park, strengthen our operating system, and proceed with the construction of our project according to the plan. The construction of Nam Tai Technology Center will be advanced. As for Inno Valley, the urban renewal application process is planned to be filed.

In terms of financing, based on the secured financing facilities, we will withdraw credit prudently in 2020 to support the construction of our projects, and continue to strengthen our liquidity management capabilities to ensure the sustainability and health of the operations and cashflow of the Company.

OPERATING RESULTS

As of December 31,
2019
(in square meter)
Project Under Development	526,427
Project For Future Development	170,200
Total	696,627

Project Portfolio - As of December 31, 2019

	Projects	Inno Park	Nam Tai Technology Center	Inno Valley
	Location	Shenzhen	Shenzhen	Shenzhen
	Type(a)	Office and Dormitory	Office and Dormitory	Office and Dormitory
	Site Area (sq.m.)	103,739	22,364	22,367
	Total GFA (sq.m.)	331,832	194,595	170,200(b)
Total GFA	Under Development (sq.m.)	331,832	194,595	—
	Under Operation (sq. m.)	—	—	—
	Future Development (sq. m.)	—	—	170,200
	Interest Attributable To Us	100%	100%	100%
	Address	Fenghuang Community, Guangming District, Shenzhen	Namtai Road, Baoan District, Shenzhen

Notes:

(a)	The types of our projects are based on our planning or certificates issued by the relevant authority and may be changed subject to the relevant authority’s final approval.
(b)

The gross floor area and type assume that we will receive M-0 zoning approval for the entire Inno Valley site prior to its redevelopment. If we do not receive the M-0 zoning approval, we will be required to develop Inno Valley under the M-1 zoning requirement. In that case, appropriate adjustments to our plan will have to be made. The existing gross floor area of Inno Valley is 41,927 square meters.

(c)	The above figures are subject to adjustment upon the final approval of the relevant authorities in China.

Properties Under Development

The table below sets forth certain information of our property projects or project phases under development as of December 31, 2019, comprising properties for which the land use right certificate and construction permits have been obtained, construction is in progress but before construction acceptance certificates are obtained.

Project	Inno Park	Nam Tai Technology Center
City	Shenzhen	Shenzhen
(Estimated) Total GFA (sq. m.)	331,832	194,595
(Estimated) Leasable GFA (sq. m.)	265,000	-
(Estimated) Saleable GFA (sq. m.)	-	125,572
Commencement Time	May 2017	July 2019
Status of Pre-sale Permit	Not eligible	No
Estimated Completion Time	2020 Q4	2022 Q1
Interest Attributable to Us	100%	100%

Properties for Future Development

The table below sets forth certain information of our property projects held for future development as of December 31, 2019, comprising properties for which we have obtained the land use right certificate or we have entered into land grant contracts although the land use right certificate is not yet obtained, or the relevant lands and resources authority has confirmed our successful bidding in a public auction.

Project	Inno Valley
Location	Shenzhen
Estimated Total GFA(1) (sq. m.)	170,200
Estimated Completion Time	2025

Note:

(1)	The estimated total GFA is based on our future planning and is subject to the relevant authority’s final approval.

Projects for Operation and Management

The table below sets forth certain information of our projects leased from third parties for operation and management as at December 31, 2019.

	Project	Location	Contracted Floor Area (sq. m.)	Operation Model
1	Nam Tai • Tang Xi Technology Park	Shenzhen	7,500	Tenant Recruitment and Operation
2	Nam Tai • U-Creative Space (Lujiazui)	Shanghai	3,981	Tenant Recruitment and Operation

Potential Risks in Our Business

In 2019, the total floor area and the vacancy rate of office properties in Shenzhen and Shanghai climbed while the rental rate declined. The increasing number of competing properties in the areas surroundings our projects also intensified the competition for tenants and purchasers. We may be forced to lower our rents or selling price and additional costs may be incurred to make our properties more attractive. The large number of competing projects may also result in increased costs of raw materials, hiring and retaining high-quality talents, or prolonged leasing periods, any of which may adversely affect the business operations, financial position and results of the Company.

Since the second half of 2019, we have been making new investments in operation projects which are owned by third parties. We may face challenges in attracting tenants and catering to their needs, such as building a more competitive operation system and enhancing the efficiency of our sales and operation teams, and may also be subject to additional compliance requirements. We may suffer a loss in the new projects in their early operation.

In November 2019, the Housing and Construction Bureau of Shenzhen Municipality issued the Notice on Guidelines for Archival Filing of Premises Leasing Enterprises (Trial) (the "Notice"). The Notice put forward filing requirements for entities and institutions engaged in the business of properties rental and industrial housing rental. In addition, the abovementioned Opinions, issued in December 2019, also set out requirements for the management of lease registration and the control of rent financing business. Regulatory requirements for the business of housing rental financing became more stringent. Rental loans are to be made based on the leasing contract signed and filed on the management network system, and the term of the loans shall not exceed the term of the contract. Stricter control imposed in the leasing industry may increase our costs to comply with the requirements.

One of our major shareholders, Kaisa Group (“Kaisa”) owned approximately 24% of the issued common shares of the Company as of August 6, 2019. On December 31, 2019, Kaisa filed a Schedule 13D/A reporting all of its shares of Nam Tai were pledged to an affiliate of Deutsche Bank as a part of a credit facility, with Kaisa's voting rights currently unaffected. In the event that Kaisa triggers any default provision in the pledge arrangement, Deutsche Bank may have the right to appoint any person to be a receiver of the shares, transfer any or all of the charged securities or exercise the voting rights on the pledged shares without any prior notice. Accordingly, there may be an adverse impact on the share price of Nam Tai.

The information contained in, or that can be accessed through, the website mentioned in this announcement does not form part of the announcement.

FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE

Certain statements included in this announcement, other than statements of historical fact, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “might”, “can”, “could”, “will”, “would”, “anticipate”, “believe”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “seek”, or “timetable”. These forward-looking statements, which are subject to risks, uncertainties, and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business and the industry in which we operate. These statements are only predictions based on our current expectations about future events. There are several factors, many beyond our control, which could cause results to differ materially from our expectation. These risk factors are described in our Annual Report on Form 20-F and in our Current Reports filed on Form 6-K from time to time and are incorporated herein by reference. Any of these factors could, by itself, or together with one or more other factors, adversely affect our business, results of operations or financial condition. There may also be other factors currently unknown to us, or have not been described by us, that could cause our results to differ from our expectations. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements apply only as of the date of this announcement; as such, they should not be unduly relied upon as circumstances change. Except as required by law, we are not obligated, and we undertake no obligation, to release publicly any revisions to these forward-looking statements that might reflect events or circumstance occurring after the date of this announcement or those that might reflect the occurrence of unanticipated events.

SCHEDULE FOR RELEASE OF QUARTERLY FINANCIAL RESULTS FOR 2020

To maintain the efficiency of delivering the Company’s quarterly financial results to the market, the Company’s management expects to release the quarterly financial results in accordance with the following schedule for 2020.

Announcements of Financial Results

Quarter	Date of release
Q1 2020	April 27, 2020 (Monday)
Q2 2020	July 27, 2020 (Monday)
Q3 2020	November 2, 2020 (Monday)
Q4 2020	February 1, 2021 (Monday)

ABOUT NAM TAI PROPERTY INC.

We are an owner, developer and operator of technology parks. We hold several parcels of land located in Guangming and Gushu, Shenzhen, China. We are converting two parcels of land that formerly housed the manufacturing facilities of our prior businesses into high-end technology parks, Nam Tai Inno Park and Nam Tai Technology Center. We expect our principal income in the future will be derived from rental income from these technology parks. Nam Tai Property Inc. is a corporation registered in the British Virgin Islands and listed on the New York Stock Exchange (Symbol: “NTP”). Please refer to the Nam Tai website (www.namtai.com) or the SEC website (www.sec.gov) for Nam Tai press releases and financial statements.

CONTACTS

Investor Relations Department

Nam Tai Property Inc.

E-mail: ir@namtai.com.cn

Hill+Knowlton Strategies

Mr. Peter Poulos

Tel.: +1 646 586-5701

E-mail: namtai@hkstrategies.com

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of US dollars except share and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited	Audited
Operating income (1)	$839	$486	$2,965	$493
Operating expenses	472	73	1,356	73
Net operating income	367	413	1,609	420
Costs and expenses
General and administrative expenses	3,883	3,484	12,376	20,402
Selling and marketing expenses	1,080	479	6,468	813
	4,963	3,963	18,844	21,215
Operating loss	(4,596)	(3,550)	(17,235)	(20,795)
Other income (expenses), net (2)	404	301	(416)	(714)
Interest income	371	1,043	2,357	5,601
Loss on demolished building facilities	—	(4,074)	—	(4,074)
Gain on disposal of property	—	—	—	6,763
Write-off of demolished buildings	—	—	—	(35)
Loss before income tax	(3,821)	(6,280)	(15,294)	(13,254)
Deferred income tax credit	1,728	—	1,728	—
Consolidated net loss	(2,093)	(6,280)	(13,566)	(13,254)
Other comprehensive income (loss)(3)	1,925	709	(2,323)	(10,437)
Functional currency translation adjustment	1,925	709	(2,323)	(10,437)
Consolidated comprehensive loss	$(168)	$(5,571)	$(15,889)	$(23,691)
Loss Per Share
Basic	$(0.05)	$(0.16)	$(0.35)	$(0.35)
Diluted	$(0.05)	$(0.16)	$(0.35)	$(0.35)
Weighted average number of shares (’000)
Basic	38,585	38,643	38,331	37,826
Diluted	38,585	38,643	38,331	37,826

Notes:

(1)	The property of Inno Valley at Gushu has been rented to several tenants since July 2018. The property at Wuxi has been rented to a third party lessee with a term of 12 years ending in October 2030.
(2)	Other income (expenses), net, includes an exchange gain of $0.5 million and $0.1 million for the three months ended December 31, 2019 and 2018 respectively.
(3)	Other comprehensive loss due to foreign exchange translation.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2019 AND DECEMBER 31, 2018

(In Thousands of US dollars)

	Unaudited December 31,	Audited December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents(1)	$130,218	$62,919
Short term investments(1)	—	46,952
Accounts receivable	1,032	226
Prepaid expenses and other receivables	7,988	6,508
Total current assets	$139,238	$116,605
Rental deposits	243	155
Long term investments	2,166	2,204
Real estate properties under development, net(2)	251,896	171,610
Property, plant and equipment, net	26,758	27,442
Right of use assets	4,078	—
Deferred income tax assets	1,703	—
Other assets	91	91
Total assets	$426,173	$318,107
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$36,676	$87,214
Short-term bank loan	1,433	—
Current portion of long term bank loans	2,234	—
Accrued expenses and other payables	3,191	2,738
Advance from customers	68,639	255
Current portion of lease liabilities	529	—
Total current liabilities	$112,702	$90,207
Long term bank loans	$94,119	$—
Long term rental deposits	521	—
Financing lease payable	13	9
Noncurrent portion of lease liabilities	3,642	—
Total liabilities	$210,997	$90,216
EQUITY
Shareholders’ equity:
Common shares	$386	$382
Additional paid-in capital	260,295	257,125
Accumulated losses	(26,895)	(13,329)
Accumulated other comprehensive loss(3)	(18,610)	(16,287)
Total shareholders’ equity	$215,176	$227,891
Total liabilities and shareholders’ equity	$426,173	$318,107

Notes:

(1)

According to the definition of “Balance Sheet” under the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification (“ASC”) 210-10-20, cash equivalents are short-term, highly liquid investments that are readily convertible to cash. Only investments with original maturities of three months or less when purchased qualify under that definition. Therefore, the fixed deposits maturing over three months in the amount of $39.4 million as at December 31, 2018 are not classified as cash and cash equivalents but are separately disclosed as short-term investments in the balance sheet, and we have no short-term investment as at December 31,2019.

(2)	Capitalization on project investment was $27.9 million for the fourth quarter of 2019 and accumulated project investment was $251.9 million as of December 31, 2019.
(3)	Accumulated other comprehensive loss represented conversion differences in foreign currency statements.

NAM TAI PROPERTY INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of US dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
	Unaudited	Audited	Unaudited	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net loss	$(2,093)	$(6,280)	$(13,566)	$(13,254)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment, land use rights and other assets	361	867	1,497	3,801
(Gain) loss on disposal of property, plant and equipment	(115)	4,089	(130)	(2,867)
Unrealized gain of marketable securities	—	(13)	—	(13)
Write-off of demolished buildings	—	—	—	35
Share-based compensation expenses	145	554	540	2,925
Unrealized exchange (gain) loss	(476)	(69)	516	1,670
Deferred income tax credit	(1,703)	—	(1,703)	—
Changes in assets and liabilities:
Increase in accounts receivable	(236)	—	(806)	—
Increase in prepaid expenses and other receivables	(1,437)	(309)	(1,480)	(1,746)
Increase in rental deposit	(88)	—	(88)	(155)
Increase in accrued expenses and other payables	1,102	225	2,414	871
Increase in advance from customers	13,091	—	68,384	—
Increase in long term rental deposits	9	—	535	—
Total adjustments	$10,653	$5,344	$69,679	$4,521
Net cash provided by (used in) operating activities	$8,560	$(936)	$56,113	$(8,733)
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for real estate properties under development	$(39,313)	$(29,619)	$(134,570)	$(39,575)
Purchase of property, plant & equipment	(288)	(676)	(864)	(2,107)
Purchase of marketable securities	—	(7,580)	—	(7,580)
Decrease in deposits for real estate properties under development	—	20	—	37
Increase in deposits for purchase of property, plant and equipment	—	(71)	—	(82)
Proceeds from disposal of property, plant and equipment	113	85	181	9,791
Proceeds from disposal of demolished buildings	—	(17)	—	180
Proceeds from disposal of other assets	—	(4)	—	46
Redemption of marketable securities	—	—	7,580	—
Increase in refundable bank deposits	—	(91)	—	(91)
Decrease (increase) in short term investments	—	54,391	39,372	(39,359)
Net cash (used in) provided by investing activities	$(39,488)	$16,438	$(88,301)	$(78,740)
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid	$—	$(2,647)	$—	$(10,566)
Interest paid	(45)	—	(45)	—
Repayment for bank loan	(193)	—	(193)	—
Proceeds from bank loan	90,907	—	97,979	—
Proceeds from shares issued for option exercise	1,182	2,411	2,635	3,955
Net cash provided by (used in) financing activities	$91,851	$(236)	$100,376	$(6,611)
Net increase (decrease) in cash and cash equivalents	$60,923	$15,266	$68,188	$(94,084)
Cash and cash equivalents at beginning of period	66,924	47,192	62,919	165,173
Effect of exchange rate changes on cash and cash equivalents and short term investments	2,371	461	(889)	(8,170)
Cash and cash equivalents at end of period	$130,218	$62,919	$130,218	$62,919

NAM TAI PROPERTY INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIODS ENDED DECEMBER 31, 2019 AND 2018

(In Thousands of US dollars)

1.

These financial statements, including the consolidated balance sheet as of December 31, 2018, which was derived from audited financial statements, do not include all of the information and notes required by U.S. Generally Accepted Accounting Principles for complete financial statements and should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018.

2.

In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the full year ended December 31, 2019.

3.

Accumulated other comprehensive loss represents foreign currency translation adjustments. The consolidated comprehensive loss was $0.2 million and $5.6 million for the three months ended December 31, 2019 and 2018, and was $15.9 million and $23.7 million for the twelve months ended December 31, 2019 and 2018.

4.	A summary of the operating income, other (expenses) income, net, net loss and long-lived assets by geographical areas is as follows:

	Three months ended December 31,		Twelve months ended December 31,
	2019	2018	2019	2018
OPERATING INCOME WITHIN:
-PRC, excluding Hong Kong	$839	$413	$2,695	$420
OTHER (EXPENSES) INCOME, NET:
- Gain (loss) on exchange difference	$476	$89	$(516)	$(1,297)
- Others	(72)	212	100	583
Total other (expenses) income, net	$404	$301	$(416)	$(714)
NET LOSS FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong	$(783)	$(5,526)	$(8,742)	$(10,590)
- Hong Kong	(1,310)	(754)	(4,824)	(2,664)
Total net loss	$(2,093)	$(6,280)	$(13,566)	$(13,254)

	December 31, 2019	December 31, 2018
LONG-LIVED ASSETS WITHIN:
- Real estate properties under development in PRC, excluding Hong Kong	$251,896	$171,610
- Property, plant and equipment in PRC, excluding Hong Kong	26,432	27,186
- Hong Kong	326	256
Total long-lived assets	$278,654	$199,052